21002438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
[stamp] 2021
Washington, DC

SEC FILE NUMBER
8-49951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 Cedar Springs Road
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schuman — 310-526-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd., Ste. 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Schuman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

CFO & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 1st day of February, 2021, by Gary Schuman

________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________ (Seal)

GREGORY KOSAL
MY COMMISSION EXPIRES
NOTARY PUBLIC
COMM. #2302859
SEPTEMBER 21, 2023
SANTA CLARA COUNTY, CA
NSP1

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Directors of MDB Capital, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of MDB Capital, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of MDB Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of MDB Capital, LLC's management. My responsibility is to express an opinion on MDB Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to MDB Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as MDB Capital, LLC's auditor since 2006.
Tarzana, California
February 22, 2021

MDB CAPITAL GROUP LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	12,338,647
Accounts receivable		1,779
Securities at market value		14,987,519
Other investments		1,384,410
Prepaid and other assets		26,822
Total assets	$	28,739,177

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	102,432
Accrued compensation		63,918
Due to related party		66,789
Note payable		168,022
Securities sold not yet purchased		2,292,125
Total liabilities		2,693,286
MEMBERS' EQUITY:		
Accumulated other comprehensive income		13,006,405
Members' equity		13,039,486
Total members' equity		26,045,891
Total liabilities and members' equity	$	28,739,177

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:
MDB Capital Group LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority, and The State of Texas. The Company converted its status from a California LLC to a Texas LLC in 2016.

The Company is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony DiGiandomenico.

The Company operates on a fully disclosed basis with another member firm, Interactive Brokers, and is not required to maintain a clearing deposit.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2020, fair value measurements of investments were:

Level 1:	$ 4,178,334
Level 2:	10,809,185
Level 3:	1,384,410
Total:	$16,371,929

Management has reviewed the results of operations for the period from December 31, 2020 through February 22, 2021, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2017, 2018 and 2019.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis. See Note 2 for additional information on the Company's revenue recognition policy.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in accumulated other comprehensive income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk:
The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Leases:
The Company leases office space in Dallas from a related party on a month-to-month basis at $11,027 per month. For 2020, the Company had total lease expense of $132,324. The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company as the operating lease for the Company's office space expires on a month to month basis.

At December 31, 2020 the Company owed a related party $66,789.

Retirement Plans:
The company has a 401(k) plan for all employees with no employer liability.

Note 2: REVENUE

A. Significant accounting policies

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

i. Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any remuneration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

ii. Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading.

iii. Capital Gains (Losses) on Firm Investments.

iv. Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

v. Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory.

vi. Other revenue.

Note 3: INCOME TAXES

The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The Company is subject to the State of Texas franchise tax. For the year ended 2020, the Company recorded franchise tax expense of $42,654.

Note 4: NOTE PAYABLE

On May 6, 2020, the Company received proceeds from a loan in the aggregate amount of $168,022, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part.

Note 5: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2020 the company had net capital of $12,388,941 which was $12,288,941 in excess of the minimum of $100,000 required, and its ratio of aggregate indebtedness of $402,280 to net capital was 0.03 to 1 which is less than 15 to 1 maximum ratio of a broker dealer. Minimum net capital is based upon the greater of the statutory minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, which was $26,819 at December 31, 2020.

Note 6: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.